[QUARLES & BRADY LLP LETTERHEAD]

April 24, 2007

VIA EDGAR

Mr. Larry Greene
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington DC 20549

Re:	North Track Funds, Inc. (“North Track”) 1933 Act Registration No. 33-12; 1940 Act File No. 811-4401

Response to Staff Telephone Comments on Post Effective Amendment No. 81 to North Track’s Registration Statement filed on Form N-1A

Dear Mr. Greene:

On behalf of our client, North Track Funds, Inc. (“North Track”), we are transmitting for filing via EDGAR this letter as a response to the staff’s comments, as we understand them, based upon a telephone conversation we had with the staff on April 5, 2007, on Post Effective Amendment No. 81 to North Track’s Registration Statement filed on Form N-1A (the “Registration Statement”). All references to “we” mean North Track, and where applicable, each of its series (each a “Fund”, and collectively, the “Funds”).

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by North Track’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Registration Statement.

PROSPECTUS

Comment 1.   The staff noted that North Tracks’ legal counsel would need to issue a new legal opinion with respect to the legality of the shares offered by the new Large Cap Equity Fund.

Response. We will file the requested legal opinion as an exhibit to the next amendment to the Registration Statement. That amendment will be filed prior to the effective date for Amendment No. 81, and will relate to the Prospectus and Statement of Additional Information which are parts of Amendment No. 81.

Mr. Larry Greene
April 24, 2007

Comment 2.   The staff asked for confirmation that the Prospectus contained disclosure about the Funds’ privacy policy.

Response. The Funds’ privacy policy is disclosed on page 107 of the Prospectus contained in the Registration Statement.

Comment 3.   With respect to the “Quick Reference” on page 2 of the Prospectus, the staff noted that the Large Cap Equity Fund should not be listed under the “Financial Highlights” heading as it is a new fund and no financial information for that fund is available.

Response. We will make the requested change in the next amendment to the Registration Statement.

Comment 4.   Under the heading “Objective Risk” on page 3 of the Prospectus, the staff noted that the current disclosure states that objective risk is the risk that a fund’s “common stocks may not fluctuate in the same manner as the stock markets.” The staff requested that the words “in value” be included after the word “fluctuate”.

Response. We will make the requested change in the next amendment to the Registration Statement.

Comment 5.   With respect to the description of the S&P 100 Index Fund on page 4, the staff noted that the Fund’s name indicates that it is an index fund and further noted that the investment objective of the Fund is to replicate the total return of the S&P 100 Index, before taking into account the Fund’s operating expenses. The staff asked how the foregoing could be reconciled with the disclosure contained in the third paragraph on page 4 that indicates the Fund may engage in enhancement activities using call or put options to exploit “pricing anomalies”.

Response. In light of the fact that the Fund’s objective is to seek a total return from dividends and capital gains that, before deducting the Fund’s operating expenses, replicates the total return of the S&P 100 Index, we will revise the third paragraph on page 4 of the Prospectus to make it clear that the use of the specified securities will be solely for purposes of cash management.

Comment 6.   The staff asked whether any disclosure is contained in the Prospectus regarding when and how the S&P 100 Index Fund is rebalanced to reflect changes in the Index, and if not, to include such a disclosure.

Response. We will add a disclosure in the next amendment to the Registration Statement indicating that the Advisor rebalances the Fund’s securities portfolio in response to changes in the S&P 100 Index, promptly upon notification from Standard and Poor’s Corporation of such changes.

Mr. Larry Greene
April 24, 2007

Comment 7.   With respect to the Fees and Expenses tables and Expense Examples generally, the staff noted any footnotes to the tables should follow the applicable Expense Example and stated that they need to comply with the Securities and Exchange Commission’s (the “Commission”) new fund of funds rules.

Response. We will make the requested change to the location of the footnotes in the next amendment to the Registration Statement. We believe that the Fees and Expenses tables comply with the Commission’s new fund of funds rules. Where appropriate, a separate line item relating to the fees and expenses of any underlying funds and related disclosures have been included.

Comment 8.   The staff inquired whether any disclosure is made in the Prospectus regarding the types of securities that comprise the NYSE Arca Tech 100 Index. In particular, the staff requested disclosure confirming that the Index includes only equity securities.

Response. The last paragraph on page 9 of the Prospectus currently states in part “The largest component of the NYSE Arca Tech 100 Index consists of companies in the technology sector, such as companies in the software, hardware and semiconductor industries. However, the Index also includes companies in numerous other industries, such as aerospace and defense, health care equipment, biotechnology and others . . . .” In addition, the Index is further described on pages 61-62 of the Prospectus, which discussion also states that the Index consists of “100 stocks” (equity securities). We believe these sections of the Prospectus disclose the information requested by the staff.

Comment 9.   In the first paragraph under the heading “Investment Strategy and Program” on page 9, the staff noted that the Prospectus states “However, the Fund is not required to invest its assets so as to meet any specified coefficient of correlation to the Index.” The staff suggested that, as an index fund, the Fund should have some parameters on correlation coefficient.

Response. In light of the staff’s comment and other information contained in the Prospectus relating to the correlation of the Fund to the Index, we have decided to remove the aforementioned sentence and replace it with a disclosure that the Fund’s coefficient of correlation to the Index will be 90%. We will make these changes in the next amendment to the Registration Statement.

Comment 10.   The staff asked whether the use of the name of the Equity Income Fund complies with the Commission’s guidance for fund names given the Equity Income Fund’s stated investment objective and strategy that are disclosed on pages 15-16.

Response. We reviewed the guidance that the Staff has provided with respect to fund names under Rule 35d-1. In particular, Question 9 of the Frequently Asked Questions About Rule 35d-1 (Investment Company Names) specifically addresses the use of the term “income” in a fund name. In response to that question, the staff stated that “the term ‘equity income’ suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income.” The discussion of the investment program and strategy of the Equity Income Fund included under the section of its Prospectus captioned “Equity Income Fund - Investment Strategy” makes clear that the Fund invests primarily in common stocks, and that it focuses on dividend yields in selecting those stocks in which it will investment. We submit that this investment strategy is responsive to the staff’s guidance that, consistent with its name, the Fund should focus its investments in equity securities and should have an investment objective or strategy of achieving current income.

Mr. Larry Greene
April 24, 2007

Comment 11.   With respect to the last sentence of the first paragraph under the heading “Investment Strategy” on page 15, the staff asked to explain what is meant by the phrase “more conservative dividend payout ratios”.

Response. In order to make the aforementioned sentence more understandable, we will revise the sentence to read “The Advisor uses additional quality screens throughout the stock selection process to select stocks with more favorable valuation characteristics, such as stronger cash flows, growth potential, dividends and other favorable investment characteristics.”

Comment 12.   The staff noted that the first sentence under the heading “Sector Concentration” on page 16 states in part that “the Fund, from time to time, will be concentrated (i.e., invests more than 25% of its assets) in industries that comprise the financial services sector.” The staff requested the disclosure be modified to make it clear that there will be no concentration in any single industry.

Response. We will revise the aforementioned phrase to read “the Fund, from time to time, will be concentrated (i.e., invests more than 25% of its assets) in the financial services sector” in the next amendment to the Registration Statement.

Comment 13.   The staff asked whether ZCM can seek recoupment of the fees it waived that are shown in the Fees and Expenses tables.

Response. Pursuant to a commitment letter dated January 10, 2007 between ZCM and North Track (which is filed with the SEC as Exhibit (H)(22) to Post-Effective Amendment No. 79 to North Track’s Registration Statement on Form N-1A on February 12, 2007), ZCM has no rights to seek recoupment of waived fees.

Comment 14.   The staff noted that in the first paragraph on page 38 under the heading “Non-Diversification” the Strategic Allocation Fund is not “diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”). The staff asked whether the fund has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code or would otherwise qualify for such status.

Response. While the Fund is not “diversified” within the meaning of the 1940 Act, it meets, always has met, and intends at all times in the future to meet, the diversification tests applicable under the Internal Revenue Code to regulated investment companies.

Comment 15.   The staff requested that the paragraphs on page 62 and 64 in the Prospectus be made prominent by some means other than by the use of all capital letters.

Response. We will make the requested change in the next amendment to the Registration Statement.

Mr. Larry Greene
April 24, 2007

Comment 16.   With respect to the discussion of industry concentration of the Dow Jones U.S. Health Care 100 Plus Fund and Dow Jones U.S. Financial 100 Plus Fund on page 66 of the Prospectus, the staff noted that the Prospectus states that those Funds use underweighting/ overweighting strategies and that “the Advisor will maintain the industry concentrations in the Funds’ portfolios within a range of 10% above or below the relevant 100 Index’s weighting in that industry.” In light of this disclosure, the staff questioned whether the Funds could concentrate in an industry when the underlying Index was not so concentrated or if the Funds were only permitted to concentrate in an industry only if the underlying Index was concentrated in that industry.

Response. As is currently disclosed on pages 23 and 30 of the Prospectus, The Dow Jones U.S. Health Care 100 Plus and Dow Jones U.S. Financial 100 Plus Funds, respectively, may concentrate in an industry when the underlying Index is not so concentrated so long as the Funds’ portfolios are within a range of 10% above or below the relevant Index’s weighting in that industry. The relevant disclosure for The Dow Jones U.S. Health Care 100 Plus Fund on page 23 states that “For example, if stocks of companies in the Pharmaceutical industry represented 35% of the total market capitalization of all companies included in the Healthcare 100 Index, then the Advisor would maintain the Fund’s position in pharmaceutical stocks within a range of 25% to 45% of the Fund’s total assets.” In addition, the relevant disclosure for The Dow Jones U.S. Financial 100 Plus Fund on page 30 states that “For example, if stocks of companies in the banking industry represented 30% of the total market capitalization of all companies included in the Financial 100 Index, then the Advisor would maintain the Fund’s position in banking stocks within a range of 20% to 40% of the Fund’s total assets.”

Comment 17.   On page 68, the staff noted that certain Funds may purchase call and put options, and the staff asked whether this was a significant activity on any of the Funds.

In addition, the staff noted that the second to last sentence of the last paragraph on page 68 states “Rather, each relevant Fund will keep separate cash or cash-equivalent securities in the amount of the obligation underlying the futures contract.” The staff asked whether the Funds will keep separate cash or cash-equivalent securities in the amount of the obligation underlying their call or put options.

Response. The Funds’ activities with respect to options or futures contracts are not, nor will they be in the future, significant. As is disclosed in the last sentence of page 68, “The aggregate margin and premium requirements to establish positions in options and futures contracts will not exceed 5% of a Fund’s net assets.”

The Funds do keep separate cash or cash-equivalent securities in the amount of the obligation underlying their call or put options. We will revise the Prospectus accordingly in the next amendment to the Registration Statement.

Comment 18.   Under the heading “Possible Industry Concentration” on page 73 of the Prospectus, the staff noted that the Prospectus currently states that the Wisconsin Tax-Exempt Fund “may not invest more than 25% of its total assets in revenue bonds payable only from revenues derived from facilities or projects within a single industry.” The staff stated that a fund must invest less than 25% of its assets in any single industry to avoid concentration in that industry. In other words, a fund investing 25% of its assets in any single industry would be considered to be concentrated under Commission rules. The staff asked that the disclosure be revised.

Response. We will make the requested change in the next amendment to the Registration Statement.

Mr. Larry Greene
April 24, 2007

Comment 19.   With respect to the USA PATRIOT Act disclosure on page 82 of the Prospectus, the staff requested the Funds to disclose that they have appointed an officer to oversee the Funds’ anti-money laundering matters.

Response. North Track has appointed its Chief Compliance Officer (or his or her designee) as the AML officer for the Funds. We will include this disclosure in the next amendment to the Registration Statement.

Comment 20.   The staff noted that page 102 of the Prospectus discloses that the funds may use “fair value” procedures to value a Funds’ portfolio securities. The staff suggested that further disclosure be made regarding the circumstances under which securities will be valued using the fair value procedures and the effect of using such a valuation methodology.

Response. We will revise the “fair value” disclosure in the Prospectus in the next amendment to the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION

Comment 21.   With regard to fundamental investment restriction number (3) on page 23 of the Statement of Additional Information (“SAI”), the staff noted that the Fund has no restrictions on the amount it may invest in municipal securities. The staff inquired whether, consistent with this restriction, the S&P 100 Index Fund could invest 25% or more of its net assets in municipal securities associated with a single industry.

Response. As noted in response to Comment 23 below, the Registrant is undertaking to include disclosure in the Prospectus to the effect that the S&P 100 Index Fund will not concentrate its investments in any single industry. Moreover, as an index fund, the S&P 100 Index Fund will invest the vast majority (certainly in excess of 75%) of its assets in securities which are included in the S&P 100 Index. No municipal securities are included in the S&P 100 Index. Therefore, while this investment restriction provides the Fund flexibility to invest in municipal securities, the portion of its assets not invested in Index securities which would be available to invest in municipal securities generally (let alone municipal securities associated with a single industry) would not approach 25%. Therefore, both as a matter of its concentration policy (which will be disclosed in response to Comment 23 below) and as a practical matter, the Fund’s investments will never be concentrated in municipal securities associated with a single industry.

Comment 22.   The staff noted that paragraph number (8) on page 23, which also describes a fundamental policy of the S&P 100 Index Fund, states that the Fund may not “[m]ake loans, except that the Fund may lend its portfolio securities, subject to the conditions and limitations established in this Statement of Additional Information. See ‘Investment Program - Lending of Portfolio Securities’ above.” The staff stated that by referencing the other section of the SAI, everything contained in the referenced section arguably becomes a fundamental policy of the S&P 100 Index Fund. The staff suggested that we may wish to confirm that the only matters addressed in the referenced section of the SAI are matters that the Funds intend to treat as fundamental.

Response. We will keep this comment in mind in future amendments to the Registration Statement.

Mr. Larry Greene
April 24, 2007

Comment 23.   The staff stated that it appeared that the S&P 100 Index Fund did not have a concentration policy and that its concentration policy needed to be disclosed.

Response. The S&P 100 Index Fund’s policy is to float with the Index, which as a practical matter, never concentrates in any industry. We will disclose the policy on page 24 of the SAI in the next amendment to the Registration Statement.

Comment 24.   With respect to the director compensation table on page 34, the staff stated that Commission rules require that directors be identified as either “interested” or “disinterested” within the meaning of the 1940 Act.

Response. We will make the requested change in the next amendment to the Registration Statement.

Comment 25.   The staff requested that the information regarding ZCM portfolio managers on pages 37-38 be put into a table.

Response. We will make the requested change in the next amendment to the Registration Statement.

Comment 26.   The staff noted that the third paragraph on page 38 of the SAI discloses that ZCM’s compensation is partially determined by the performance of the funds it manages as compared to a relevant peer group. The staff requested additional information be provided about the peer group and how this compensation is determined.

Response. We will add the requested peer group information in change in the next amendment to the Registration Statement.

Comment 27.   The staff requested that additional information be disclosed in the SAI regarding any on-going arrangements pertaining to the disclosure of portfolio holdings of the Funds, which should be made under the caption “Permissible Disclosure” on page 43 of the SAI.

Response. We will make the requested disclosure regarding on-going arrangements in the next amendment to the Registration Statement

Mr. Larry Greene
April 24, 2007

North Track acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Registration Statement; that the SEC staff comments or North Track’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that North Track may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or further comments on the Registration Statement, please contact me at (414) 277-5629 or aketter@quarles.com or Fred Lautz of this office at (414) 277-5309 or flautz@quarles.com. Thank you in advance for your prompt attention to this matter.

Very truly yours,
QUARLES & BRADY LLP

/s/ Andrew D. Ketter

Andrew D. Ketter